UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September, 2023

Commission file number: 001-41382

i-80 Gold Corp.

(Translation of registrant's name into English)

55190 Neil Road, Suite 460, Reno, NV 89502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover: ☐ Form 20-F ☒ Form 40-F

 EXHIBIT INDEX

Exhibit	Description
99.1	i-80 Gold Corp. News Release dated September 7, 2023 - i-80 Gold Announces New High-Grade Results From Underground Drilling at Cove

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 7, 2023	/s/ Ryan Snow
Ryan Snow
Chief Financial Officer